UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2021

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, January 18, 2021

GAL Note No. 8/21

Messrs.

COMISIÓN NACIONAL DE VALORES
Argentine Securities and Exchange Commission

Issuers´ Sub-Management Office

25 de Mayo 175

City of Buenos Aires

Messrs.

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

City of Buenos Aires

Ref: Relevant Event.

Dear Sirs,

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (indistinctly, “EDENOR” or the “Company”) in compliance with the applicable norm, in order to inform that the Company's Board of Directors at its meeting today resolved to accept the proposal received from Creaurban S.A. for the onerous transfer of the credit owned by the Company verified in within the framework of the Ribera Desarrollos S.A. bankruptcy proceedings.

In compliance with articles 72 and 73 of the Argentine Capital Markets Law, the Audit Committee of the Company, at its meeting on January 15, 2021, analyzed the offer received and its background, and concluded that it can reasonably considered adequate to normal and customary market conditions. Said pronouncement, together with the minutes of the Audit Committee meeting, are available to shareholders at the corporate headquarters and published on the Argentine Securities Exchange Commission Financial Information Highway.

Without further ado, we greet you very kindly.

Yours faithfully,

Carlos D. Ariosa

Attorney-in-fact

RECORD No. 216. In the City of Buenos Aires, on January 15, 2021, at 3.00 p.m., in compliance with the Social, Preventive and Mandatory Lockdown set forth by Emergency Executive Order No. 297/2020 and following ones, the members of Audit Committee (the “Committee”) of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE SOCIEDAD ANÓNIMA (EDENOR S.A.) (the “Company” or “Edenor”) hold a remote meeting through the Microsoft Teams system, which allows for the simultaneous transmission of sound, images and words throughout the entire meeting. Messrs. Carlos Pérez Bello and Carlos Iglesias, Directors, also participate through this means. Besides, Mr. Jorge Pardo, member of the Supervisory Committee, also remotely participates in the meeting, verifies the proof of identity presented by the participants and is simultaneously present at the meeting as an observer. Mrs. Gabriela Chillari, Corporate Affairs Assistant Manager, Mr. Martín Iribarren, Internal Auditing Manager, and Mr. Edgardo Sanguineti and Mrs. Silvina Acquafresca, in their capacity as consultants of the Audit Committee, also participate in the meeting.

Following this, Mr. Carlos Pérez Bello opens the meeting and submits for consideration the SINGLE ITEM of the Agenda: CONSIDERATION OF THE TERMS AND CONDITIONS OF CREAURBAN S.A.’S PURCHASE OFFER REGARDING THE COMPANY’S CLAIM VERIFIED IN RIBERA DESARROLLOS S.A.’S REORGANIZATION PROCEEDING

Mr. Pérez Bello continues informing that as agreed in the meeting held on the previous day, the opinion required of this Committee regarding the assignment of the contentious claim held by the Company and verified in Ribera Desarrollos S.A. (“RDSA”)’s reorganization proceeding, which was communicated yesterday and that the Committee had the opportunity to read, should be dealt with. Mr. Jorge Pardo asks if Creaurban’s offer to the Company is conditional upon the acceptance by Banco Comafi S.A. of an offer (with terms similar to those offered to Edenor) made by Creaurban regarding the claim held by said bank in RDSA’s reorganization proceeding, and Mrs. Chillari answers that the offer received by the Company is actually subject to such condition.

Afterwards, Mr. Carlos Iglesias takes the floor and summarizes the main and most relevant aspects of the transaction in question addressed in yesterday’s meeting, states that the communicated opinion properly reflects what has been analyzed and discussed by this Committee, and proposes to approve the distributed report. Following this, there is an exchange of ideas between the members of the Committee, after which the above-mentioned report is unanimously approved, delegating the signing authority to Mr. Carlos Pérez Bello, which is transcribed in the Annex to this Record.

Mr. Pardo, member of the Supervisory Committee who has participated in the entire meeting, certifies that decisions were adopted at the meeting in compliance with all applicable requirements.

There being no further business to transact, this meeting is adjourned at 3:30 p.m.

ANNEX

AUDIT COMMITTEE’S OPINION ON RELATED PARTY AGREEMENT

City of Buenos Aires, January 15, 2021

Messrs. Directors and Shareholders

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE SOCIEDAD ANÓNIMA Av. del Libertador 6363, piso 11 Ciudad Autónoma de Buenos Aires

Dear Sirs,

In our capacity as members of the Audit Committee (hereinafter, the “Committee”) of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE SOCIEDAD ANÓNIMA (hereinafter, the “Company” or “Edenor”), we issue this opinion regarding the agreement mentioned in section II.

I.       BACKGROUND

On November 16, 2015, the Company executed a preliminary sales agreement with Ribera Desarrollos S.A. (hereinafter, “RDSA”) whereby the latter undertook to deliver 4 office floors and 50 garage spaces to be built in the project known as “Torre Al Río Norte”, located at Avda. del Libertador Gral. San Martín 77, Vicente López, Province of Buenos Aires (hereinafter, “Torre Norte”). By the end of 2015, Edenor made an advance payment in the amount of $439 million plus VAT, corresponding to the agreed price. RDSA breached its obligation to deliver the committed units, and Torre Norte was not built.

On February 1, 2019, RDSA filed a reorganization proceeding. The creditors’ meeting resolution declared the admissibility of an unsecured claim in favor of the Company in the amount of $2,125,889,678.46 (principal plus interest), as well as the inadmissibility of the penalty clause. Edenor filed an ancillary motion for the review of its claim pursuant to section 37 of the Bankruptcy Law (“BL”) seeking the recognition of the whole alleged claim, which motion was dismissed.

RDSA made four proposals for payment to unsecured creditors, and on October 28, 2020 the Company accepted one of them (called “TN Reorganization Proposal”), which is conditional upon the meeting of certain requirements. This alternative mainly consists of the creation of a trust allowing for the construction of Torre Norte, where RDSA will provide the plot of land, the total buildable surface area and the additional marketable square meters to finance the construction of the tower, all of this subject to the granting of the necessary authorizations for the construction of the New Tower.

This alternative would allow for a higher return than the other proposals, but involves an additional investment commitment and taking risks unrelated to the Company’s business; therefore, as informed on November 10, 2020, the Board of Directors consented to this alternative with the idea of selling the claim to a third party in view of the impossibility of investing any additional amounts.

As of the date hereof, the conditions precedent for this alternative to be feasible have not been met.

The term for the company under reorganization to obtain the majorities necessary to approve the agreement terminates on February 3, 2021, subject to potential future additional extensions.

The possible failure of the TN Reorganization Proposal would result in RDSA’s bankruptcy, where the Company’s claim is unsecured and, therefore, preferred creditors would be paid first (there are secured claims for a total amount of $2,200 million and US$ 10 million) and only after that, and provided there are sufficient assets, would unsecured creditors be paid pro rata.

On January 7, 2021, the Company received a letter of intent from IRSA Inversiones y Participaciones S.A. (“IRSA”) for the possible acquisition of the claim verified in the reorganization proceeding in the amount of 350 million pesos.

II.AGREEMENT	SUBJECT-MATTER OF THIS OPINION

On January 8, 2021, Creaurban S.A. (“Creaurban”) sent a letter to the Company expressing its intention to acquire the contentious claim as it has the background, experience and access to finance necessary to become an investor and develop the New Tower, which, according to such company’s estimates, requires a minimum approximate investment of 15,000 million pesos.

The assignment comprises each and all of the rights of the assignor in its capacity as creditor, and the assignor undertakes to pursue all applicable legal proceedings in so far as is necessary.

The price for the assignment of the contentious claim is:

-	Four hundred million pesos payable within 5 business days of the acceptance of the offer.
-	An additional contingent price, determined in meters, equivalent to 30% of the meters that would correspond to the Company as holder of the contentious claim by applying an annual internal rate of return (“IRR”) of at least 15% to the New Tower Project, after deducting the New Tower’s development and construction costs and those associated with the trust and the repayment of the existing mortgage loan.

To determine the contingent additional price, it is expected that, after the construction of the New Tower and the sale of the square meters available for sale, an audit will be conducted to verify the obtained IRR. The sales price to be taken into consideration will be that of the actual transactions, and in the case of unpriced delivered meters, the average price of the above-mentioned actual transactions will be considered.

Creaurban’s offer is conditional upon the acceptance by Banco Comafi S.A. of an offer by Creaurban for the acquisition of the claim held by said bank in RDSA’s reorganization proceeding under the same terms and conditions of the offer submitted to the Company by Creaurban.

Pursuant to section 72 of Act No. 26,831 (Capital Market Act or “CMA”), Creaurban is a related party of the Company.

III.	PURPOSE OF OUR WORK

As regards the claim assignment mentioned in section II, through note issued on January 8, 2021, a member of the Company’s Board of Directors requested the Committee to render its opinion on whether the conditions of the assignment may be reasonably considered appropriate under normal and usual market conditions pursuant to sections 72 and 73 of the CMA.

IV.	PERFORMED TASK

As regards the assignment mentioned in section II and with the purpose stated in section III, we have performed the following tasks:

1)	Consideration of the note dated January 8, 2021 sent by a member of the Board of Directors to the Audit Committee and indicated in section III.
2)	Analysis of Creaurban’s offer mentioned in section II.
3)	Analysis of IRSA Inversiones y Representaciones S.A.’s letter of intent dated January 7, 2021 and mentioned in section I for the potential acquisition of the claim in question, comparing it with the document stated in item 2).
4)	Analysis of the report dated January 6, 2021 issued by external legal counselors and called “Report on Edenor’s claim under Ribera Desarrollos SA’s reorganization proceeding, with an opinion on the different scenarios and possible outcomes”.
5)	Consideration of the report on RDSA’s Claim Value Assessment issued by Pistrelli, Henry Martin y Asociados S.R.L. and Pistrelli, Henry Martin Asesores S.R.L. (“EY”) on January 11, 2021.
6)	Consideration of the report called “RDSA Claim - Purchase Offers” prepared by the Company’s Finance and Control Department to be submitted to the Board of Directors on January 18, 2021 describing the background, the current situation regarding the contentious claim, the reasons supporting the sale, the aspects having an impact on the claim value, and a financial analysis of the transaction.

7)	Holding of meetings with the Finance and Control Director, independent appraisers and legal area executives to discuss different aspects of the transactions.
8)	Consideration of the impact of this transaction on the Company’s financial results.

Furthermore, for the issuance of this report it has been taken into consideration that this claim assignment transaction is conditional upon the acceptance by Banco Comafi S.A., an unrelated third party, of an offer submitted by Creaurban for the claim held by said bank in the above-mentioned reorganization proceeding under the same terms and conditions of the offer submitted by Creaurban to the Company.

V.       CONCLUSION

Based on the work performed pursuant to what has been indicated in section IV, with the purpose stated in section III, and taking into consideration the background stated in section I, the Audit Committee holds that the assignment mentioned in item II and submitted to the consideration of the Company’s Board of Directors may be reasonably considered appropriate under normal and usual market conditions.

VI.        OTHER CONSIDERATIONS

This opinion was rendered exclusively for the purpose stated in section III and its use may not be appropriate for other purposes.

Carlos Iglesias

Carlos Pérez Bello

Jorge Pardo

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: January 25, 2021